NEWS RELEASE: August 30, 2007

ALMADEN STAKES SIX GOLD PROJECTS IN NEVADA

Almaden Minerals ltd. (TSX: AMM; AMEX:AAU; “Almaden”) is pleased to announce that it has completed a regional exploration program in Nevada which resulted in the identification of six mineralized and altered areas. A 100% interest was acquired in these six separate areas of mineralization through staking claim blocks which cumulatively cover roughly 4,380 hectares (roughly 10,830 acres). J. Duane Poliquin, Chairman and CEO of Almaden commented, “Nevada is a worldclass area in which to look for gold. We are excited to establish a new presence there through conceptual grassroots exploration.”

The exploration program was designed to identify high sulphidation gold systems in Nevada using an interpretation developed by Almaden and based on experience with the distribution of such mineralization identified by Almaden Mexico. On three of the projects acquired high sulphidation style alteration including vuggy silica, massive and vuggy silica breccia bodies and advanced argillic alteration were identified. The company possesses a TerraSpec© portable field infrared spectrometer which can identify specific clay and sulphate minerals. A prelimary survey of the alteration mineralogy using the Terraspec has identified minerals typical of the high sulphidation environment including kaolinite, alunite, dickite, pyrophyllite and diaspore. On one of the projects, two samples taken of vuggy silica alteration returned 0.52 g/t and 0.77 g/t gold.

Almaden is planning to conduct exploration programs on all six projects which will include detailed geologic and alteration mapping, induced polarization geophysical surveys and soil sampling in order to define drill targets.

Morgan Poliquin, M.Sc., P.Eng., a the qualified person, under the meaning of National Instrument 43-101, and the president, COO and a director of Almaden, has reviewed the technical aspects of this news release. Samples were analysed at ALS Chemex laboratories in Vancouver, B.C., using fire assay, atomic absorption, and ICP-MS methodologies.

ON BEHALF OF THE BOARD OF DIRECTORS “Morgan J. Poliquin” _____________________ Morgan J. Poliquin, M.Sc., P.Eng. President, COO and Director Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.